Stallion Synergies, Inc
244 Fifth Ave Suite #H207
New York, NY 10001
Tel: 212-726-2983
e-mail: info@stallionsynergies.com
www.stallionsynergies.com

July 24, 2014

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington DC 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Scot Foley, John Krug, Donald Abbott, Lisa Vanjoske

Re:	Stallion Synergies, Inc
Registration Statement on Form S-1
Filed June 9, 2014
File No. 333-196599

Dear Sir/Madam:

The Management of Stallion Synergies, Inc is in receipt of your comment letter dated July 7, 2014 on the Company’s Registration Statement filed on June 9, 2014, via electronic mail. Amendment No.1 to the aforesaid Registration Statement is being filed concurrently and the Company’s response to your questions as restated herein. The Company had also revised the Registration Statement wherever relevant to update other disclosures in addition to the comments raised.

General

1.
Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:

The Registrant confirms that at this time, the Company does not intend to include any graphic, visual or photographic information in the printed prospectus other than the Company’s logo as shown in the Registration Statement. However, if the Company so decides to include any additional graphic, visual or photographic information in the printed prospectus, proofs of such material shall be provided to the Staff prior to its use.

2.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering

Response:

The Registrant confirms that at this time there are no written communications that have been presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). Also, we confirm that there are no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering contemplated by the Registration Statement. If in any event such materials are presented to potential investors and/or used in the future, the Company will supplementally provide copies of such materials to the Staff.

3.
Your filing indicates that you are a development stage company involved primarily in organizational activities to date with nominal assets and working capital, no revenues, no firm commitments for raising additional financing, no operations, no inventory and two part-time employees. These and other facts, including the prior Redfield Ventures offering with similar management, capital structure, and business purpose which resulted in an apparent reverse acquisition suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company. As such, the offering should comply with Rule 419. Refer to Securities Act Rules Compliance and Disclosure Interpretation No. 616.02. Please revise the registration statement accordingly.

If you believe that you do not fall within the definition of a blank check company, please supplementally provide us with a detailed explanation as to why Rule 419 does not apply. In addition, please revise your registration statement to state that you do not consider yourself a blank check company. Finally, provide us supplementally with a copy of your business plan. We may have additional comments.

Response:

Although the Registrant is a development stage company, involved primarily in organizational activities to date with nominal assets and working capital, no revenues, no firm commitments for raising additional financing, no operations, no inventory and two part-time employees which appears to be similar with prior Redfield Ventures offering with similar management, capital structure, and business purpose, the fact remains that the Company was established with a bona fide plan of operations and a specific business purpose, which is solely to carry out paid market research services as well as social media marketing services for small to medium sized businesses as described in the section of the Prospectus entitled “Description of our Business” under page 21.

Also, the Registrant is specifically focused in providing market research services based on primary market research methodologies which is totally different from Redfield Ventures which only offered secondary research services of obtaining information from articles, books, and other form of publications. In addition, we plan to develop internet software applications so that we can conduct online focus groups and interviews with our paid participants through internet enabled devices other than computers including but not limited to mobile phones and tablets. Hence, the Registrant has a specific business plan which is contrary to the definitions of a “blank check company” under Rule 419 of the Securities Act of 1933, as amended ("Rule 419") which defined the term “blank check company” as a company that:

(i) Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

(ii) Is issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934

Therefore, although the Registrant is a development stage Company with predominantly limited resources at this time, that does not change the fact that the Company has a business plan which the Company attempts to implement. Our auditors also included in an explanatory paragraph in their report on our financial statements that states that “the Company’s losses from operations raise substantial doubt about its ability to continue as a going concern” but we are at the very earliest stages in development of our business plan and significant amount of work is required along with working capital in order to compete within the marketplace. It is also reasonably common for development stage companies to have limited assets and resources as well as to have the going concern explanatory paragraph in the auditor’s report. Although we are obliged to disclosed risks and limitations associated with the Registrant as a development stage Company to potential investors, such risks and limitations do not mean that a business plan does not exist nor efforts are not underway to implement our plan.

However, the Registrant does not have nor has it ever prepared an officially written business plan for the Company at this time as the Founder and Chief Executive Officer Mr Long Nguyen developed the specific business plan of the Company through discussions and thoughts only. Although Mr Nguyen had taken notes, the business plan had not been reduced to an officially written document mainly because the company has not sought financing from any venture capital groups. Nevertheless, the Company’s specific business plan and purpose which is predominantly based upon developing the Company as an online paid market research provider as well as provider of social media marketing services for small to medium sized businesses has been summarized in the "Description of Business" section of our Registration Statement on Form S-1. At this time, the Company is considering all possible avenues to develop its business and the company has taken steps in furtherance of its business plan by establishing online presence in the internet through social networking platforms as mentioned under “General Information About Our Company” under page 21 of the Prospectus.

Hence, the Registrant is considered an early development stage Company but not a “Blank Check” company as defined by Rule 419 and based upon the same, the Registrant believes that the Registration Statement need not comply with the requirements of Rule 419. The Registrant further confirms that the Company has never and does not have any plans to engage in a merger or acquisition with any other company or companies or other entity or person and we had revised our disclosure in “General Information About Our Company” under page 1 of the Prospectus to state that “The company is not a blank-check company and was not formed for the purposes of a merger or acquisition transaction nor any other transaction of similar nature. The Company has no current intentions, plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company nor does the Company or any of its shareholders have any plans to enter into a change of control or similar type of transaction.”

Summary of Prospectus
The Offering, page 3

4.
Please revise the summary of your intended use of proceeds to also note that you will apply proceeds of the offering toward purposes other than working capital, consistent with your disclosure on page 13.

Response:

We had revised to state that “We intend to use $10,000 of the proceeds for offering expenses and $15,000 of the proceeds for concept and website development. $2,000 has been allocated for internet software development and a further $8,000 will be applied towards website informational marketing and advertising. The remaining $15,000 shall be applied towards working capital accordingly.” Similarly, we also revised “Percent of Net Proceeds Received” under Page 14 accordingly.

Risk Factors
Risks Associated With Our Company
“We may continue to lose money . . ,” page 5

5.	Please include the amount of your total accumulated deficit to date in this risk factor.

Response:

We had revised accordingly to state that “Our total accumulated deficit to date amounts to $28,554 and in addition, we expect to continue to incur significant operating expenses.”

Risks Associated With This Offering
“Competitors with more resources may force us out of business,” page 8

6.	Please include examples of your anticipated competitors in this risk factor and in your related disclosure on page 23.

Response:

We had revised to state that “We will compete with many well-established companies with online presence and our anticipated competitors include baltimoreresearch.com, 2020research.com, surveyservice.com, focusgroup.com and paidfocusgroup.co.uk. We compete directly with these competitors offering online paid market research services and aggressive marketing by our competitors or the entrance of new competitors into our markets could reduce our revenue and profit margins.” We had also revised “Competition” under page 23 accordingly.

“Stallion may not be able to attain profitability without additional funding . . .,” page 8

7.	Please note in this risk factor your currently only have $300.00 in cash.

Response:

We had revised to state that “The Company has limited capital resources and at this time, we only have $300 in cash.”

“We may never become a fully reporting company and we may not register our common stock under the Exchange Act,” page 8

8.
Please note in this risk factor that once this registration statement is declared effective you will have periodic reporting obligations under the Securities Exchange Act of 1934, including filing annual, quarterly and current reports.

Response:

We had revised to state that “Once this registration statement is declared effective we will have periodic reporting obligations under the Securities Exchange Act of 1934, including filing annual, quarterly and current reports.”

“Our Officers and Directors may have Conflicts of Interest which may not be resolved favorably to us,” page 9

9.	Please state in this risk factor the other business activities your Chief Executive Officer is currently engaged in and the approximate amount of hours per week he devotes to those activities.

Response:

The Chief Executive Officer Mr Long Nguyen is not involved in any other business activities at this time but if Mr Nguyen becomes involved in other projects or business activities in the future, the approximate amount of hours per week he devotes to those activities shall be disclosed accordingly under this risk factor. We had revised this risk factor to state that “Currently our Chief Executive Officer Mr. Long Nguyen is dedicating approximately 15 hours per week to the Company but may increase that number as necessary to further develop the business. Mr Nguyen will continue to provide these services at no cost to the Company in view of the Company’s limited resources. Mr Nguyen is focused towards developing the Company and is not engaged in any other business activities at this time. However, Mr. Nguyen’s may get involve in other projects in the future and this may result in conflict of interest to the Company and may not be resolved favorably to us.” We had also revised “Our Officers and Directors May Have Conflicts of Interest Which May Not be Resolved Favorably to Us” under page 32 accordingly.

“All of Stallion issued and outstanding common shares are restricted under Rule 144 of the  Securities Act . . .,” page 10

10.	Please revise the sub-caption of this risk factor to state that shares purchased through this registered offering will also be subject to restrictions under Rule 144.

Response:

We had revised the sub-caption of this risk factor to state that “Shares purchased through this registered offering will also be subject to restrictions under Rule 144.”

“Stallion is selling the shares offered in this prospectus without an underwriter . . .,” page 10

11.
Please expand this risk factor to address the fact that without underwriter participation in your offering your potential investors will not have the benefit of due diligence activities typically performed by underwriters, such as inspecting your corporate documents and verifying the accuracy of your disclosure.

Response:

We had revised to state that “Without underwriter participation in our offering, our potential investors will not have the benefit of due diligence activities typically performed by underwriters, such as inspecting your corporate documents and verifying the accuracy of your disclosure.”

“Two of our Officers are residing abroad and there is a potential difficulty in seeking legal recourse against them,” page 10

12.	Please expand the sub-caption and body of this risk factor to also discuss how the location of these officers outside the United States could create a material risk.

Response:

We had revised the sub-caption the state that “You may lose your entire investment if you are unable to seek any legal recourse against them” and we had also revised the body of this risk factor to state that “You may have limited recourse against these two officers because they generally reside outside the United States. Mr Khoo resides in Malaysia while Mr Hoa resides in Vietnam and all or a substantial portion of Mr Khoo and Mr Hoa’s assets are located outside the United States in their respective country of residence and as a result, you may not be able to effect service of process within the United States upon these two officers in jurisdiction outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws. There is no treaty between the United States and the Malaysian or Vietnamese government providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. Therefore, you may lose your entire investment if you are unable to seek any legal recourse against them.”

“Our common stock is subject to the “penny stock” rules of the Securities and Exchange Commission . . .,” page 12

13.	When discussing the restrictions on trading in penny stocks, please reference the applicable rule, Rule 15g-9.

Response:

We had revised this risk factor to reference the applicable rule under Rule 15g-9.

14.	You repeat the sentence beginning “Generally, brokers may be less willing to execute . . .,” twice in this risk factor. Please remove one of these sentences to avoid duplication.

Response:

We had revised this risk factor to remove the sentence beginning “Generally, brokers may be less willing to execute . . .” accordingly to avoid duplication.

Use of Net Proceeds, page 13

15.
Please expand this discussion to state with reasonable specificity the purposes toward which you will allocate your net proceeds, e g. rather than saying “Internet,” please explain how these monies will be spent and the purpose you wish to accomplish with this allocation.

Response:

We had revised to state “Internet software” instead of “Internet” and we also stated that “We plan to apply $2,000 to develop internet software applications so that we can conduct online focus groups and interviews with our paid participants under our paid market research services through internet enabled devices other than computers including but not limited to mobile phones and tablets.” We had also revised “The Offering” under page 3, “Percent of Net Proceeds Received” under page 14 as well as “Principal Services and Their Markets” under page 22 accordingly.

Selling Shareholders, page 15

16.	Please reconcile the discussion concerning the June 2012 private offering with your date of incorporation in 2014.

Response:

We had revised the private offering date accordingly as “April 2014”.

Description of Our Business, page 21

17.	Please describe with specificity the types of product research, consumer research, packaging research and pricing research you intend to provide to your customers.

Response:

We have revised to state that “Our online paid market research including product research, consumer research, packaging research, and pricing research will be carried out based on primary market research methodologies including but not limited to questionnaires, surveys, and focus groups and interviews. Another type of research known as secondary research methodologies which is research carried out by obtaining information from articles, books, and other form of publications was used by Redfield Ventures, Inc when Mr Nguyen was managing that Company. However, the Stallion Synergies, Inc. is only specifically focused in providing market research services predominantly based on primary market research methodologies and we plan to enhance our approach towards execution of primary market research methods by developing internet software applications for our research groups so that we can conduct online focus groups and interviews with our paid participants through internet enabled devices other than computers including but not limited to mobile phones and tablets.”

18.	Please describe how your executive officers have cultivated their business contacts.

Response:

We had revised to state that “We plan to develop this online social network by inviting the business contacts of Mr Long Nguyen, Mr Khoo Hsiang Hua and Mr Hoa Nguyen from various countries other than the United States such as United Kingdom, Vietnam, Cambodia, Thailand and China to join our social networking groups. The Company has already created its social networking pages under Facebook and LinkedIn respectively and the executive officers agreed to re-group and put together their business contacts collectively so as to cultivate an initial social networking group of business contacts for the Company. This enables to Company to efficiently and effectively manage and carry out marketing and promotion activities under the Company’s social networking accounts respectively.”

19.	Please provide specific examples of how you believe your research products could benefit your prospective customers.

We had revised accordingly to state that “We believe our primary market research based services can bring significant benefits to our prospective customers as primary marketing research are particularly useful in providing information for the purpose of resolving marketing problems associated with one or more of the following categories:

▪	Market Planning
▪	Problem Solving
▪	Monitoring

Our primary market research services include finding participants, development of research plan and materials, providing an infrastructure to carry out questionnaires, surveys, focus groups and interviews and conducting the respective sessions. Prospective customers benefit from our database of participants which we plan to develop from the social networking contacts, our expertise in developing research plan and materials, as well as cost saving infrastructure by carrying out questionnaires, surveys, focus groups and interviews over the internet which we will enhance with development of internet software applications for internet enabled devices other than computers including but not limited to mobile phones and tablets. With permission of our participants we can also video capture our focus group and interviews over the internet and our prospective customers shall have the option to access such recordings to further assess the outcome of our research activities which potentially gives prospective customers higher confidence level in relying on our primary research services for decision making purposes.”

20.	To the extent that you have determined this, please state how you intend to price your research product offerings to these prospective customers.

We had revised to state that “Our retainer fees generally start from $3,000 and above for focus group depending on the scope and duration of work. One off projects based on questionnaires, surveys and interviews only will be reviewed on a case by case basis. Typically, the referenced $3,000 fees include 10 focus group participants with $75 to $100 fees paid to each participant.” We had also revised the risk factor “As if April 30, 2014 we do not have any signed agreements or contracts with any clients and there is no assurance we ever will” under page 5 accordingly.

Financial Statements
Notes to the Financial Statements  Note 9 - Subsequent Events, page F-9

21.
Please revise to disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or were available to be issued. Refer to ASC 855-10-50-1.

Response:

We had revised to state that “The Company has evaluated subsequent events through May 31, 2014, the date on which the financial statements were issued and has determined that it does not have any material subsequent events to disclose in these financial statements other than the following:-

1. On May 31, 2014 the Company has retained John Scrudato CPA, an approved member of the Public Company Accounting Oversight Board (PCAOB) as expert in accounting and auditing to review and audit the financial statements referenced in this registration statement.

2. On May 31, 2014 the Company has retained the Law Offices of William G Goode, located at 350 Vet Memorial Highway, Commack, NY 11725 to pass upon the validity of the shares being offered and certain other legal matters.”

Report of Independent Registered Public Accounting Firm, page 27

22.	The date of inception in the scope paragraph does not agree with the date of inception in the opinion paragraph. Please have John Scrudato CPA revise their report to eliminate this inconsistency.

Response:

The Registrant is pleased to advise the Staff that John Scrudato CPA had revised their audit report accordingly to eliminate this inconsistency due to typographical error.

Exhibit 23.1 Consent of John Scrudato CPA

23.
The consent appears to say that John Scrudato CPA has prepared the audited financial statements. Please have John Scrudato CPA explain to us if the firm prepared the audited financial statements or not. If so, tell us how the firm is independent of their client and the firm meets the requirements of Article 2 of Regulation S-X. If not, please revise the consent to eliminate this language. Also explain to us which analytical sections and conclusions in the document they have analyzed and agree as to their correctness.

The Registrant is pleased to advise the Staff that the Company prepared the financial statements for the period ended April 30, 2014 and John Scrudato CPA did not prepare the financial statements. The statement “We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements we prepared. We are in agreement as to their correctness as presented in this document.” was a typographical error in the consent letter dated June 4, 2014 and a new consent letter dated July 24, 2014 is being filed concurrently with Amendment No.1 of the Registration Statement. For further clarifications, John Scrudato CPA can be reached at 7 Valley View Drive, Califon, NJ 07830 or contacted at (908) 534-0008 or via e-mail: jscrudato@scrudatocpa.com

Should there be any additional questions or comments on the foregoing, please do not hesitate to contact the undersigned at (212) 726-2983 or, in his absence, Khoo Hsiang Hua at (917) 720-3390.

Sincerely,

STALLION SYNERGIES, INC

/s/ Long Nguyen
Long Nguyen
Chief Executive Officer